

June 12, 2013

<u>Via U.S. Mail</u>
Gary Powers
Chief Executive Officer
Tresoro Mining Corp.
1220-666 Burrard Street
Vancouver, British Columbia
V6C 2X8

> **Re:** **Tresoro Mining Corp.**
> **Form 8-K**
> **Filed May 31, 2013**
> **File No. 000-52660**

Dear Mr. Powers:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please file an Item 4.01 8-K reporting the resignation of Michael Cronin on January 19, 2013 and the subsequent appointment of Patrick Rodgers, CPA, PA. Please ensure you include all required disclosures of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3727 if you have any questions.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant
Office of Beverages, Apparel and
Mining